THE STANDARD REGISTER COMPANY

P. O. Box 1167

600 Albany Street

Dayton, OH 45417-3405

February 27, 2013

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C.  20549

Attn:  Ms. Sonya Bednarowski

Re:

The Standard Register Company

Preliminary Proxy Statement

Dear Ms. Sonya Bednarowski:

This will confirm our telephone conversation of February 21, 2013 in which you provided us with comments on our preliminary proxy statement filed on February 19.  Concurrently herewith we are filing a revised preliminary proxy statement which we believe fully responds to your telephonic comments.

Our understanding of your comments, and our response as reflected in the revised preliminary proxy statement, are as follows:

1.

Please revise the description of Proposal No. 3 (the “say on pay” proposal) on page 3 of the proxy statement and on the form of proxy, to state that it is a vote on an advisory basis to approve a nonbinding resolution to approve the compensation paid to the Company’s named executive officers, as disclosed in the proxy statement pursuant to Item 402 of Regulation S-K of the Securities Exchange Act (which disclosure includes the disclosure made in the Executive Compensation section and the accompanying compensation tables and related narrative discussion).

We have revised the referenced language on pages 3 and 4 of the proxy statement and on the form of proxy.

2.

In the revised preliminary proxy statement, please fill in the information left blank in the tables and narrative in the preliminary proxy statement filed with the Commission.

We have done so in the revised preliminary proxy statement filed this date.

3.

Under the heading “Effectiveness of Reverse Stock Split” please confirm, if true, that no further approval by the Company’s shareholders will be required to effectuate the reverse stock split.

We confirm that no such additional approval is required, and we have added language to that effect in the revised preliminary proxy statement.

4.

Please disclose what the effect will be on the total number of the Company’s record shareholders by paying cash in lieu of issuing fractional shares.

We estimate that the total number of record shareholders will be reduced by 246 as a result of paying cash in lieu of issuing fractional shares and have inserted language to that effect under the heading “Fractional Shares” on page 35 of the revised preliminary proxy statement.

In connection with responding to the Staff’s comments, the Company hereby acknowledges that: (i) the Company and its management are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your prompt attention to our filing and hope that our responses to your comments will be satisfactory.  If you have further questions or comments, please call me.

Sincerely,

/s/ Gerard D. Sowar

Gerard D. Sowar

Vice President, General Counsel

and Secretary